Benchmark Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets:	
Cash	$ 1,146,353
Deposits with clearing organization (cash)	5,000,063
Receivables from clearing organization	9,043,952
Securities owned:	
Marketable, at market value	30,462,798
Accrued interest on bonds	282,446
Prepaid expenses	38,311
Property & equipment, at cost	
less accumulated depreciation of $43,999	41,843
Other assets	34,833
	$ 46,050,599
Liabilities:	
Commissions payable and other accrued expenses	$ 651,020
Payable to clearing organization	30,438,789
Securities sold short:	
Marketable, at market value	8,477,771
Accrued interest on bonds sold short	79,629
Subordinated borrowings	300,000
	39,947,209
Members' equity:	
Preferred distribution equity units	2,000,000
Common equity units	4,103,390
	6,103,390
	$ 46,050,599

The accompanying notes are an integral part of these financial statements.